Exhibit 99.1

Cellebrite Announces Third Quarter 2022 Results

ARR of $232 million, up 35% year-over-year

Third Quarter revenue of $71.7 million, Increase 9% year-over-year

PETAH TIKVA, ISRAEL, and TYSONS CORNER, VA, November 17, 2022 – Cellebrite (NASDAQ: CLBT), a global leader in Digital Intelligence (“DI”) solutions for the public and private sectors, today announced financial results for the three and nine months ending September 30, 2022.

“We are pleased to report a solid third quarter, delivering strong ARR growth as we continue to execute on our full-year targets set forth last quarter. The demand we are seeing in the market demonstrates that our innovative solutions are highly relevant as public safety organizations and private enterprises recognize the need to modernize their investigative workflow in the face of the ever-growing digital sophistication of crimes and evidence. We are particularly proud of our best-in-class retention rates which prove that our go to market strategy is bearing fruit,” said Yossi Carmil, Cellebrite’s CEO. “We have made progress on the initiatives we outlined last quarter, and we remain excited about the opportunity in front of us as we pursue our mission to protect and save lives, accelerate justice and preserve privacy.”

Third Quarter Financial Highlights

●	Revenue of $71.7 million, up 9% year-over-year, of which subscription revenue was $55.6 million, up 8% year-over-year

●	Annual Recurring Revenue (ARR) of $232 million, up 35% year-over-year

●	Recurring revenue dollar-based net retention rate of 129%

●	GAAP gross profit and gross margin of $57.1 million and 79.7%, respectively

●	GAAP net income of $25.1 million; Non-GAAP net income of $3.0 million

●	GAAP Diluted EPS of $0.13; Non-GAAP Diluted EPS of $0.01

●	Adjusted EBITDA and Adjusted EBITDA margin of $5.1 million and 7.0%, respectively

Third Quarter and Recent Digital Intelligence Highlights

●	Closed 25 key deals, each valued at $500,000 or more.

●	Released the next generation of Cellebrite Guardian which provides critical features aiding law enforcement in handling digital evidence in an ethical way, including storing, managing, and sharing evidence, with unmatched instant review of digital evidence. Additional enhancements create increased flexibility for law enforcement and help them secure privacy to address key pain points in the investigative workflow, including physical duplication, transportation of evidence, and time-consuming evidence review.

●	Enhanced Collect & Review offerings by launching an automated and secure system that enables investigative analytics stakeholders to rapidly collect, review, and analyze data in an integrated workflow. By streamlining the transfer of data to the investigative team, customers shave hours off the workflow to bring evidence to prosecutors faster.

●	Announced Sandline Global as first private sector customer for Cellebrite Guardian. This multi-year investment is expected to enhance Sandline’s in-house investigative and evidence management operations.

●	Won all categories for which the company was nominated at the 2022 Forensic Focus 4:cast awards, including DFIR Commercial Tool of the Year and the Investigator of the Year for the third year in a row, proving our continual leadership in digital forensics

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“We are proud to deliver ARR growth of 35% year-on-year during the third quarter reflecting a strong demand market for our Digital Intelligence solutions. However, given the strengthening of the USD to the European and other currencies we expect to finish FYE 2022 at the lower end of our guidance” said Dana Gerner, Chief Financial Officer of Cellebrite.

“We remain focused on efficiently investing in our innovations and solutions to deliver on our targets for the year we outlined last quarter,” Gerner concluded.

Conference Call Information

Today, November 17, 2022, at 8:30 a.m. ET, Cellebrite will host a conference call and webcast to discuss the Company’s financial results for the third quarter 2022. The call details are below:

Telephone participants are advised to register in advance at:

https://register.vevent.com/register/BIaf596aa015be4fe19064526f1015b7b6

Upon registration, participants will receive a confirmation email detailing how to join the conference call, including the dial-in number and a unique registrant ID.

The live conference call will be webcast in listen-only mode at: https://edge.media-server.com/mmc/p/7dttnkrq

The webcast will remain available after the call at: https://investors.cellebrite.com/events-presentations

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP net income, non-GAAP operating income and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period and offers investors and management greater visibility to the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax (income) expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Term-based license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

About Cellebrite

Cellebrite’s (NASDAQ: CLBT) mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more, visit us at www.cellebrite.com and https://investors.cellebrite.com.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the acceptance of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; uncertainties regarding the impact of macroeconomic and/or global conditions, including COVID-19 and military actions involving Russia and Ukraine; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; political and reputational factors related to Cellebrite’s business or operations; risks relating to estimates of market opportunity and forecasts of market growth; Cellebrite’s ability to properly manage its growth; risks associated with Cellebrite’s credit facilities and liquidity; Cellebrite’s reliance on third-party suppliers for certain components, products, or services; challenges associated with large transactions and long sales cycle; risks that Cellebrite’s customers may fail to honor contractual or payment obligations; risks associated with a significant amount of Cellebrite’s business coming from government customers around the world; risks related to Cellebrite’s intellectual property; security vulnerabilities or defects, including cyber-attacks, information technology system breaches, failures or disruptions; the mishandling or perceived mishandling of sensitive or confidential information; the complex and changing regulatory environments relating to Cellebrite’s operations and solutions; the regulatory constraints to which we are subject; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 29, 2022,as amended on April 14, 2022 and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors
Investors Relations
investors@cellebrite.com

Media
Victor Cooper

Public Relations and Corporate Communications Director

+1 404 804 5910

Victor.cooper@cellebrite.com

Cellebrite DI Ltd.

Third Quarter 2022 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	71,675	65,887	196,633	178,338
Gross profit	57,141	53,933	158,018	148,117
Gross margin	79.7%	81.9%	80.4%	83.1%
Operating (loss) income	(1,085)	(3,092)	(8,630)	9,516
Operating margin	(1.5)%	(4.7)%	(4.4)%	5.3%
Cash flow from operating activities	(556)	(8,047)	(15,166)	6,260

Non-GAAP Financial Data:
Operating income	3,412	13,468	5,110	35,117
Operating margin	4.8%	20.4%	2.6%	19.7%
Adjusted EBITDA	5,053	15,025	9,792	39,030
Adjusted EBITDA margin	7.0%	22.8%	5.0%	21.9%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	September 30,	December 31,
	2022	2021
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$84,566	$145,973
Short-term deposits	18,561	35,592
Marketable securities	43,409	—
Trade receivables (net of allowance for doubtful accounts of $1,693 and $1,040 as of September 30, 2022 and December 31, 2021, respectively)	88,581	67,505
Prepaid expenses and other current assets	13,019	12,818
Contract acquisition costs	5,018	4,813
Inventories	9,350	6,511
Total current assets	262,504	273,212

Non-current assets
Other non-current assets	1,825	1,958
Marketable securities	21,266	—
Deferred tax assets, net	12,628	9,800
Property and equipment, net	17,634	16,756
Intangible assets, net	9,808	11,228
Goodwill	26,829	26,829
Total non-current assets	89,990	66,571

Total assets	$352,494	$339,783

Liabilities and shareholders’ equity (deficiency)

Current Liabilities
Trade payables	$4,716	$9,546
Other accounts payable and accrued expenses	49,424	54,044
Deferred revenues	135,642	122,983
Total current liabilities	189,782	186,573

Long-term liabilities
Other long term liabilities	6,202	9,537
Deferred revenues	36,285	36,426
Restricted Sponsor Shares liability	16,151	44,712
Price Adjustment Shares liability	24,973	79,404
Warrant liability	19,640	56,478
Total long-term liabilities	103,251	226,557

Total liabilities	$293,033	$413,130

Shareholders’ equity (deficiency)
Share capital	* )	* )
Additional paid-in capital	(131,845)	(153,072)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive (loss) income	(774)	1,372
Retained earnings	192,165	78,438
Total shareholders’ equity (deficiency)	59,461	(73,347)

Total liabilities and shareholders’ equity (deficiency)	$352,494	$339,783

*)	Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue:
Subscription services	$39,385	$30,046	$109,772	$88,890
Term-license	16,209	21,205	43,862	44,340
Total subscription	55,594	51,251	153,634	133,230
Perpetual license and other	7,407	6,657	17,707	24,782
Professional services	8,674	7,979	25,292	20,326
Total revenue	71,675	65,887	196,633	178,338

Cost of revenue:
Subscription services	5,082	2,650	13,194	7,324
Term-license	7	651	375	1,546
Total subscription	5,089	3,301	13,569	8,870
Perpetual license and other	4,108	2,282	9,606	5,158
Professional services	5,337	6,371	15,440	16,193
Total cost of revenue	14,534	11,954	38,615	30,221

Gross profit	$57,141	$53,933	$158,018	$148,117

Operating expenses:
Research and development	21,635	16,427	60,886	46,708
Sales and marketing	25,567	20,123	73,718	55,150
General and administrative	11,024	20,475	32,044	36,743
Total operating expenses	$58,226	$57,025	$166,648	$138,601

Operating (loss) income	$(1,085)	$(3,092)	$(8,630)	$9,516
Financial income, net	25,422	17,812	120,288	18,674
Income before tax	24,337	14,720	111,658	28,190
Tax (income) expense	(755)	6,581	(2,069)	8,665
Net income	$25,092	$8,139	$113,727	$19,525

Earnings per share
Basic	$0.13	$0.06	$0.60	$0.15
Diluted	$0.13	$0.05	$0.56	$0.13

Weighted average shares outstanding
Basic	183,275,256	144,845,163	181,931,507	131,086,877
Diluted	193,188,295	163,348,212	194,967,665	148,164,411

Other comprehensive income:
Unrealized income (loss) on hedging transactions	760	(174)	(2,147)	(1,440)
Unrealized loss on Marketable securities	(260)	—	(546)	—
Currency translation adjustments	(265)	(15)	547	40
Total other comprehensive income (loss), net of tax	235	(189)	(2,146)	(1,400)
Total other comprehensive income	$25,327	$7,950	$111,581	$18,125

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flow from operating activities:

Net income	$25,092	$8,139	$113,727	$19,525
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation and RSU’s	3,458	1,417	9,921	4,819
Amortization of premium, discount and accrued interest on marketable securities	(109)	—	(147)	—
Depreciation and amortization	2,305	2,097	6,674	5,277
Interest income from short term deposits	(167)	—	(366)	—
Deferred income taxes	(489)	(1,338)	(2,331)	(1,907)
Remeasurement of warrant liability	(5,817)	3,539	(36,838)	3,539
Remeasurement of Restricted Sponsor Shares	(6,449)	(6,454)	(28,561)	(6,454)
Remeasurement of Price Adjustment Shares liabilities	(12,825)	(14,337)	(54,431)	(14,337)
Increase in trade receivables	(23,377)	(24,357)	(24,127)	(10,648)
Increase in deferred revenue	18,071	15,344	20,013	12,652
Decrease in other non-current assets	—	4,693	133	385
Increase in prepaid expenses and other current assets	(2,191)	(5,687)	(1,261)	(10,845)
(Increase) Decrease in inventories	(1,247)	36	(2,868)	(87)
Increase (Decrease) in trade payables	1,197	1,494	(4,576)	1,200
Increase (Decrease) in other accounts payable and accrued expenses	2,370	7,249	(6,793)	2,679
(Decrease) increase in other long-term liabilities	(378)	118	(3,335)	462
Net cash (used in) provided by operating activities	(556)	(8,047)	(15,166)	6,260

Cash flows from investing activities:

Purchases of property and equipment	(1,630)	(1,479)	(5,506)	(4,333)
Purchase of Intangible assets	(400)	—	(400)	—
Investment in marketable securities	(19,426)	—	(80,111)	—
Proceed from marketable securities	9,660	—	14,832	—
Assets acquisition	—	—	—	(3,000)
Investment in short term deposits	—	—	(25,000)	(21,000)
Redemption of short term deposits	—	18,047	42,397	68,127
Net cash (used in) provided by investing activities	(11,796)	16,568	(53,788)	39,794

Cash flows from financing activities:

Payment of dividend	—	(100,000)	—	(100,000)
Exercise of options to shares	6,618	1,174	11,301	1,361
Exercise of public warrants	—	—	5	—
Proceeds from Employee Share Purchase Plan	680	—	680	—
Proceeds from Recapitalization transaction, net	—	29,298	—	29,298
Net cash provided by (used in) financing activities	7,298	(69,528)	11,986	(69,341)

Net decrease in cash and cash equivalents	(5,054)	(61,007)	(56,968)	(23,287)
Net effect of Currency Translation on cash and cash equivalents	(2,065)	(500)	(4,439)	(673)
Cash and cash equivalents at beginning of period	91,685	171,393	145,973	133,846
Cash and cash equivalents at end of period	$84,566	$109,886	$84,566	$109,886

Supplemental cash flow information:
Income taxes paid	1,437	738	5,326	6,399
Non-cash activities
Purchase of property and equipment	79	119	142	65
Purchase of Intangible assets	171	—	171	—

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited
Operating (loss) income	$(1,085)	$(3,092)	$(8,630)	$9,516
Issuance expenses	—	11,834	—	11,834
Dividend participation compensation	—	966	—	966
Share based compensation	3,458	1,417	9,921	4,819
Amortization of intangible assets	664	541	1,992	1,364
Acquisition related costs	375	1,802	1,827	6,618
Non-GAAP operating income	$3,412	$13,468	$5,110	$35,117

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited
Net income	$25,092	$8,139	$113,727	$19,525
One time tax (income) expense	(543)	7,067	(2,368)	7,067
Issuance expenses	—	11,834	—	11,834
Dividend participation compensation	—	966	—	966
Share based compensation	3,458	1,417	9,921	4,819
Amortization of intangible assets	664	541	1,992	1,364
Acquisition related costs	375	1,802	1,827	6,618
Tax expense (income)	(981)	(1,210)	(900)	(2,168)
Finance income from financial derivatives	(25,091)	(17,252)	(119,830)	(17,252)
Non-GAAP net income	$2,974	$13,304	$4,369	$32,773

Non-GAAP Earnings per share:
Basic	$0.02	$0.09	$0.02	$0.25
Diluted	$0.01	$0.08	$0.02	$0.22

Weighted average shares outstanding:
Basic	183,275,256	144,845,163	181,931,507	131,086,877
Diluted	193,188,295	163,348,212	194,967,665	148,164,411

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited
Net income	$25,092	$8,139	$113,727	$19,525
Financial income, net	(25,422)	(17,811)	(120,288)	(18,674)
Tax (income) expense	(755)	6,581	(2,069)	8,665
Issuance expenses	—	11,834	—	11,834
Dividend participation compensation	—	966	—	966
Share based compensation	3,458	1,417	9,921	4,819
Amortization of intangible assets	664	541	1,992	1,364
Acquisition related costs	375	1,802	1,827	6,618
Depreciation expenses	1,641	1,556	4,682	3,913
Adjusted EBITDA	$5,053	$15,025	$9,792	$39,030